Mail Stop 3561

May 18, 2007

Via Fax & U.S. Mail

Mr. Larry G. Brady
Chief Financial Officer
THE GREENBRIER COMPANIES, INC.
One Centerpointe Drive, Suite 200
Lake Oswego, Oregon 97035

Re: The Greenbrier Companies, Inc.
Supplemental response letter dated May 7, 2007 regarding the Form 10-K for the year ended August 31, 2006
File No. 1-13146

Dear Mr. Brady:

We have reviewed your supplemental response letter to us dated May 7, 2007 in response to our letter of comment dated April 26, 2007 and have the following comments. We think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label “corresp” with a copy to the staff. Please respond within five business days.

FORM 10-K (Fiscal Year August 31, 2006), As Amended

Management's Discussion and Analysis

Executive Summary, page 19

1.   We have reviewed your response to prior comment 2. In future filings, please expand the fourth paragraph of your Executive Summary to describe what is meant by growing your core businesses "organically" and disclose the amount affecting the annual period, and also disclose the amount expended for acquisitions.

Financial Statements

Note 22. Segment Information, page 43

2.   We have reviewed your response to prior comment 4. However, the disclosure specifically outlined in the first sentence of paragraph 32(b) of SFAS No. 131 is applicable and required. In this regard, the reconciliation would consist of your aggregated margin amount as currently shown in the table on page 43, with added reconciling items in order to equate to your consolidated pre-tax earnings amount as shown on the face of the consolidated statements of operations. Please provide this required reconciliation in future filings.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

<u>Closing</u>

You may contact Ms. Beverly A. Singleton, Staff Accountant, at (202) 551-3328 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief